UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                           --------------------
                         NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                                       0-22268
                                                           --------------------
                                                           --------------------
                                                                 CUSIP NUMBER
                                                                  637277104
                                                           --------------------

(Check one):  _X__ Form 10-K  ___ Form 20-F  ___ Form 11-K  __ Form 10-QSB ___ Form N-SAR  ___ Form N-CSR

    For Period Ended:  December 31, 2004
    ___ Transition Report on Form 10-K
    ___ Transition Report on Form 20-F
    ___ Transition Report on Form 11-K
    ___ Transition Report on Form 10-Q
    ___ Transition Report on Form N-SAR
    For the Transition Period Ended:___________________________________________

     Read Instruction (on back page) Before Preparing Form. Please Print or
                                     Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

National R.V. Holdings, Inc.
__________________________________________________
Full Name of Registrant

__________________________________________________
Former Name if Applicable

3411 N. Perris Blvd.
__________________________________________________________
Address of Principal Executive Office (Street and Number)

Perris, California 92571
______________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
   [X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)


As required by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX 404"), the Company has been working to assess the effectiveness of its internal control over financial reporting as of December 31, 2004 . SOX 404 requires the Company to include in its Form 10-K for the year ended December 31, 2004 a report of management on the Company's internal control over financial reporting, including management's assessment of the effectiveness of such internal control as of year-end and disclosure of any material weaknesses in the Company's internal control over financial reporting that have been identified by management or the Company's independent auditors.


As of the date of this filing, notwithstanding the considerable time and resources dedicated by the Company, the Company's assessment of compliance with SOX 404 is ongoing and incomplete. As disclosed in the Company's press release dated March 1, 2005 and furnished pursuant to its Form 8-K dated March 1, 2005, the Company's management has identified the following two internal control deficiencies that constitute material weaknesses in internal control over financial reporting.

     >> As of December 31, 2004, the Company did not maintain effective controls over the physical inventory process at one of its divisions. Specifically, the Company did not have controls to ensure all of the individuals involved in the physical inventory process were properly trained and supervised and that discrepancies between quantities counted and the accounting records were properly investigated. Further, the Company did not have controls to ensure the accounting records were adjusted to reflect to actual quantities counted during the physical inventory process. As a result, an error affecting inventory and cost of sales was not detected by the Company. This error was subsequently detected by the independent auditors during the physical inventory observation and the appropriate adjustment was recorded. This control deficiency represents a material weakness.

     >> As of December 31, 2004, the Company did not maintain effective controls over the preparation and review of schedules and reconciliations supporting the general ledger account balances at one of its divisions. As a result, errors were not detected by the Company during the financial close process. These errors affected certain accrued liability accounts, including sales and marketing, warranty, legal and workers' compensation, and the related income statement accounts, primarily cost of sales. In addition, the Company did not have effective controls in place to properly account for capital leases entered into during the year. As a result, the Company did not account for these capital leases properly or in a timely manner which affected property, plant and equipment, amortization and interest expense. The above noted errors were subsequently detected as part of the year-end audit and appropriate adjustments were recorded. This condition represents a material weakness.

The above noted control deficiencies did not result in an adjustment to the 2004 interim or prior period consolidated financial statements and were reflected in our 2004 results in our press release dated March 1, 2005. However, these control deficiencies could result in a misstatement to inventory, accrued liability accounts, including sales and marketing, warranty, legal and workers' compensation, and the related income statement accounts, primarily cost of sales, resulting in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Subsequent to the Company's March 1, 2005 Form 8-K, as the Company continued its assessment process it has identified two additional control deficiencies which constitute material weaknesses. As of December 31, 2004, the Company did not maintain effective controls over access to application programs and data at one of the Company's divisions. Such deficiencies include a lack of compliance with the Company's internal access security policies and segregation of duties requirements. In addition, there was a lack of independent monitoring of the activities of information technology staff and some users with financial accounting and reporting responsibilities who had access to financial application programs and data outside of their area of responsibility. These control deficiencies did not result in an adjustment to the 2004 interim or annual consolidated financial statements. However, these control deficiencies could result in a misstatement in a number of the Company's financial statement accounts resulting in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

In each of the above noted cases, management has or is currently taking steps to remediate the deficiencies subsequent to December 31, 2004.

Because of these material weaknesses, the Company will not be able to conclude in the upcoming 10-K filing that the Company's internal control over financial reporting was effective as of December 31, 2004 and the Company expects that its independent auditors will issue an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

To date, the Company has identified additional control deficiencies beyond those described above and is continuing its assessment as to whether any of such control deficiencies, either individually or in combination, constitutes a significant deficiency or material weakness in the Company's internal control over financial reporting as of year-end. The Company's delay in completing its assessment of internal control over financial reporting has also caused delays in the Company's review of relevant disclosures in the Form 10-K and in the completion of the Company's financial statements required to be included in the Form 10-K, including completion of the review of any potential audit adjustments. Since management has not completed its evaluation and testing of internal control over financial reporting or completed its financial statements, there can be no assurance that additional deficiencies will not be identified that could be material weaknesses, or additional adjustments recorded that result in changes to the financial results disclosed in Part IV. Based on the amount of work remaining to be completed, the Company could not complete such assessment or complete its financial statements within the 75 day period specified for filing its Form 10-K for the year ended December 31, 2004. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow the Company to complete its assessment on internal control and its financial statements. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-K for the year ended December 31, 2004 prior to the reporting deadline provided by such extension.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph W. Hansen          951            943-6007
__________________      _______         ___________________
   (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes _X__ No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Adjusting entries involving net sales, cost of sales, inventory, legal reserves and sales rebates subsequent to the Company's press release and Form 8-K each dated March 1, 2005 resulted in an increased loss from continuing operations of $113,460. As a result, the Company's adjusted financial results from continuing operations for the fourth quarter of 2004 were net sales of $100.3 million, gross profit of $5.7 million and a net loss of $1.0 million, or a loss of $0.10 per diluted share, as compared to net sales of $93.3 million, gross profit of $6.8 million and net income from continuing operations of $1.2 million, or $0.11 per diluted share, for the same quarter in 2003. Financial results for the fourth quarter of 2003, including discontinued operations, reflected net income of $0.5 million, or $0.05 per diluted share. Financial results from continuing operations for the twelve months ended December 31, 2004, adjusted for the entries noted above, were net sales of $441.2 million, gross profit of $32.3 million and net income of $3.6 million or $0.35 per diluted share compared to net sales of $314.3 million, gross profit of $8.0 million and a loss in the same period of 2003 of $6.9 million or a loss of $0.70 per diluted share. Financial results including discontinued operations for the twelve months ended December 31, 2004, reflected net income of $2.4 million, or $0.23 per diluted share as compared to a net loss of $8.3 million, or a loss of $0.84 in the same period in 2003. In September 2004, the Company sold its travel trailer business, which has been designated as a discontinued operation.

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including the Company's expected results of operations for the fiscal year ended December 31, 2004 and that the Company will file its Form 10-K prior to the reporting deadline as extended by this filing. Investors are cautioned that forward-looking statements are inherently uncertain, including uncertainties related to the completion of the Company's financial statements and assessment of its internal control over financial reporting. The Company's actual performance and results may differ materially from that projected or suggested herein due to certain risks and uncertainties including, without limitation, the cyclical nature of the recreational vehicle industry; seasonality and potential fluctuations in the Company's operating results; any material weaknesses in the Company's internal control over financial reporting or any failure to implement required new or improved controls; the Company's dependence on chassis suppliers; potential liabilities under dealer/lender repurchase agreements; competition; government regulation; warranty claims; product liability; and dependence on certain dealers and concentration of dealers in certain regions. Certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested are set forth in the Company's filings with the SEC and the Company's public announcements, copies of which are available from the SEC or from the Company upon request.

                          National R.V. Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2005              By:/s/ JOSEPH W. HANSEN
                                      ______________________________
                                      Joseph W. Hansen
                                      Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).